Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, California 94111

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

March 26, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Matthews International Funds - File No. 333-253301

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Mr. Kenneth Ellington of the staff of the Securities and Exchange Commission (the “Staff”) on March 1, 2021 with respect to the Registration Statement on Form N-14 (the “Registration Statement”) filed on February 19, 2021, relating to the reorganization of the Matthews Emerging Asia Fund into the Matthews Asia Small Companies Fund, each such fund an existing series of the Registrant.

The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms have the same meanings ascribed to them in the Registration Statement unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter. Revised disclosure in the responses is shown by italicized text

Fee Table

1.

Comment: Please consider including the full name of the Target Fund and Acquiring Fund in the fee table and the capitalization table rather than using the defined terms, which could be confusing for investors.

Response: Comment accepted. The Registrant has revised the fee table and capitalization table accordingly.

2.	Comment: Please confirm expenses that are subject to recoupment will not be carried over from the Target Fund to the Acquiring Fund.

Response: Comment accepted. The Registrant confirms that expenses of the Target Fund that are subject to recoupment will not be carried over to the Acquiring Fund.

3.	Comment: Please confirm that any potential recoupment of previously waived fees and expenses are correctly reflected in the table.

Response: Comment accepted and confirmed.

Securities and Exchange Commission

March 26, 2021

Effect on Shareholders

4.

Comment: Please disclose with respect to each fund (a) the estimated percentage of the fund’s assets that will be sold in connection with the Reorganization and (b) the estimated impact on capital gains as a total dollar figure and a per-share amount.

Response: Comment accepted. The Registrant has added that disclosure on page 26 of the Registration Statement, as excerpted below:

Matthews has estimated that approximately 40% of the Target Fund’s holdings will be sold in connection with the Reorganization. As of February 28, 2021, the brokerage commission and other transaction costs associated with these pre-Reorganization sales of the Target Fund’s portfolio securities are estimated to be approximately $220,000, or, based on shares outstanding as of February 28, 2021, $0.02 per share. Although these sales are expected to generate capital gains for U.S. income tax purposes, the Target Fund currently has sufficient capital loss carryforwards to offset those gains. As a result, there will be no capital gains for U.S. income tax purposes to be allocated or distributed to shareholders. The Target Fund will not pay any expenses of shareholders arising out of or in connection with the Reorganization, except for the estimated broker commissions listed above.

5.	Comment: Please disclose the total dollar amount and the expiration of capital loss carryforwards available under each fund.

Response: Comment accepted. The Registrant has added that disclosure on page 25 of the Registration Statement, as excerpted below:

As of December 31, 2020, the Target Fund had capital loss carryforwards of $92,267,599 that are not subject to expiration. As of December 31, 2020, the Acquiring Fund had capital loss carryforwards of $4,292,103 that are not subject to expiration.

Expenses of the Reorganization

6.	Comment: Please estimate the total dollars of expenses to be paid by Matthews.

Response: Comment accepted. The Registrant has added that disclosure on page 26 of the Registration Statement, as excerpted below:

The total expenses to be paid by Matthews are estimated to be approximately $100,000.

Capitalization Table

7.	Comment: Please update the capitalization table to a date within 30 days of filing the amendment to the Registration Statement.

Response: Comment accepted. The Registrant has provided the capitalization table as of February 28, 2021, as excerpted below:

Securities and Exchange Commission

March 26, 2021

Target Fund (Matthews Emerging Asia Fund)

	Institutional Class	Investor Class
Net Assets:	$88,913,329	$55,195,277
Shares Outstanding:	7,489,757	4,676,486
Net Assets Per Share:	$11.87	$11.80

Acquiring Fund (Matthews Asia Small Companies Fund)

	Institutional Class	Investor Class
Net Assets:	$120,913,635	$113,241,746
Shares Outstanding:	4,462,038	4,170,606
Net Assets Per Share:	$27.10	$27.15

Target Fund into Acquiring Fund

Pro Forma Combined Fund

	Institutional Class	Investor Class
Net Assets:	$209,826,964	$168,437,022
Shares Outstanding:	7,743,179	6,203,206
Net Assets Per Share:	$27.10	$27.15

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC